UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 15 March 2022, London UK

GSK announces appointments to Designate Haleon Board

Demerger and listing of Haleon expected in July 2022

GlaxoSmithKline plc (GSK) (LSE/NYSE: GSK) today announced the appointment of six directors to the designate Board of Haleon, the new independent company to be formed following the demerger of the GSK Consumer Healthcare business, expected in July 2022.

Haleon will be a new global-leading company in Consumer Health, and is strongly positioned to deliver better everyday health, sustainable above-market growth and attractive returns to shareholders.

The new Board appointments follow the appointment of Sir Dave Lewis as Chair Designate in December 2021 and represent further progress to create a new, qualified Board for Haleon with the appropriate mix of skills, experience, diversity, and continuity. The appointments include the transition of two GSK Non-Executive Directors and three new external appointees. In addition, it is also confirmed that Tobias Hestler, CFO Designate, Haleon, will join Brian McNamara, CEO Designate, Haleon, on the Board as an Executive Director.

Appointments to Designate Haleon Board:

●
Manvinder Singh (Vindi) Banga will become Senior Independent Non-Executive Director. Vindi is currently Senior Independent Non-Executive Director of GSK.
●
Tracy Clarke will become an independent Non-Executive Director and Chair of the Remuneration Committee.
●
Dame Vivienne Cox will become an independent Non-Executive Director. Vivienne is currently an independent Non-Executive Director at GSK.
●
Deirdre Mahlan will become an independent Non-Executive Director and Chair of the Audit & Risk Committee.
●
John Young has been nominated as a Non-Executive Director by Pfizer as one of its two appointees under our joint venture arrangements. John is currently a director of the GSK/Pfizer Consumer Healthcare Joint Venture company.
●
Tobias Hestler, CFO Designate, Haleon, will become an Executive Director.

Sir Dave Lewis, Chair Designate, Haleon, said: "We are delighted to be welcoming Vindi, Tracy, Vivienne, Deirdre and John as Non-Executive Directors to the future Board of Haleon. Together they bring considerable Board experience to support Haleon as a publicly listed company. They will also add in-depth understanding of the global consumer sector, with particular experience operating in the US, China, India and Europe. This is a significant step forward in creating the Haleon Board. We will look to add three more directors in due course. Two will be non-executives with relevant innovation and Asia experience and the third will be an additional non-executive nominated by Pfizer. It is an exciting time for everyone at Haleon and I look forward to working with new board colleagues to support Brian and his team to unleash the potential of this unique business."

As previously stated, and building on recent non-executive appointments, further appointments to the GSK Board are also expected prior to the demerger. These appointments will reflect the appropriate skills and experience required for GSK's new status as a focused biopharmaceutical company.

The separation of GSK Consumer Healthcare, to form Haleon, is subject to approval from shareholders and will be by way of a demerger of at least 80% of GSK's 68% holding in the Consumer Healthcare business to GSK shareholders (the Consumer Healthcare business is a Joint Venture between GSK and Pfizer, with GSK holding a majority controlling interest if 68% and Pfizer holding 32%). Haleon shares are expected to attain a premium listing on the London Stock Exchange with ADRs listed in the US.

Notes to Editors:

Appointment and selection process
An extensive search and selection process has been conducted for Non-Executive appointments, including use of an external search firm, which is a signatory of the Voluntary Code of Conduct for Executive Search Firms. The external search firm provided a diverse list of candidates who were approached, evaluated and interviewed, against an agreed set of criteria, to identify the most suitable candidates for appointment.

Vindi, Tracy, Vivienne and Deidre are expected to be determined to be independent Non-Executive Directors of Haleon.  Each Non-Executive Director will have a Letter of Appointment and details of their fees will be provided in the Prospectus published before demerger.

Appointment timings
Vindi and Vivienne will remain on the GSK Board until demerger. Tobias is expected to be appointed a director of Haleon prior to the demerger.  All the other appointments announced today will become effective from the demerger.

Deirdre and Tracy will join GSK Consumer Healthcare as consultants from March 2022 to help prepare Haleon for the demerger.

Biographical details

Manvinder Singh (Vindi) Banga
Vindi is currently Senior Independent Director at GSK. He has been Chairman of UK Government Investments Limited (UKGI) since September 2021.

Vindi has many years of commercial experience and a track record of delivering outstanding performance in highly competitive global consumer-focused businesses. Vindi spent 33 years at Unilever plc, where his last role was President of the Global Foods, Home and Personal Care businesses, and a member of the Unilever Executive Board. Vindi sat on the Prime Minister of India's Council of Trade & Industry from 2004 to 2014 and was on the Board of Governors of the Indian Institute of Management (IIM), Ahmedabad.

His prior non-executive roles include Non-Executive Director of the Confederation of British Industry (CBI) and Thomson Reuters Corp, Chairman of the Supervisory Board of Mauser Group, Chairman of Kalle GmbH, Senior Independent Director of Marks & Spencer Group plc and Chair, Exec Committee, Diversey Inc.

Vindi's external appointments include: Partner, Clayton Dubilier & Rice; Non-Executive Director, The Economist Newspaper Limited; Member, Holdingham International Advisory Board; Board Member, International Chamber of Commerce UK; Member, Governing Board of the Indian School of Business, Hyderabad; Member, Global Leadership Council of Saïd Business School, Oxford; Member, Indo UK CEO Forum, and Chair of the Board of Trustees, Marie Curie.

Tracy Clarke
Tracy is currently Non-Executive Director and Chair of Remuneration at TP ICAP plc, Starling Bank and the All England Netball Association. She is also Chair of a start up called SchoolOnline and Advisor and Non Executive Director at Acin Ltd.

Tracy brings considerable international banking, financial services, commercial and leadership experience, having held a range of senior executive positions over 30 years at Standard Chartered Bank, where her last role was Private Bank CEO and Regional CEO, Europe & Americas. During her time at Standard Chartered she served as a director of Standard Chartered Bank UK, a Non-Executive director of Standard Chartered First Bank in Korea, director of Zodia Holdings Limited and Zodia Custody Ltd. She also chaired the Supervisory Board of Standard Chartered Bank AG and Standard Chartered Yatirim Bankasi Turk A.S.

Tracy is an experienced remuneration committee chair and non-executive director. Her prior non-executive roles include Chair of the Remuneration Committees of Sky plc and Eaga plc and Non-Executive Director and Remuneration Committee member of Inmarsat plc. She has also served on the boards of the China Britain Business Council and TheCityUK.

Dame Vivienne Cox
Vivienne is currently an independent Non-Executive Director, and Workforce Engagement Director at GSK.

Vivienne has wide experience of business gained in the energy, natural resources and publishing sectors. She also has a deep understanding of regulatory organisations and government. Vivienne worked for BP plc for 28 years, in Britain and Continental Europe, in posts including Executive Vice President and Chief Executive of BP's gas, power and renewable business and its alternative energy unit. Vivienne was previously a Non-Executive Director of BG Group plc and Rio Tinto plc, the Senior Independent Director of Pearson plc, Chairman of the Supervisory Board of Vallourec and the Lead Independent Director at the UK Government's Department for International Development.

Vivienne's external appointments include: Chair, Victrex plc; Non-Executive Director, Stena AB; Advisory Board Member, African Leadership Institute; Vice President, Energy Institute; Advisory Board Member, Montrose Associates; Investment Advisor, QantX Ventures; Chair, Rosalind Franklin Institute; Vice Chair, Saïd Business School, Oxford and member of its Global Leadership Council, and Patron, Hospice of St Francis.

Tobias Hestler
Tobias was appointed CFO Designate of Haleon in December 2021, having been CFO of the division since 2017. Prior to joining GSK, Tobias was the Chief Financial Officer at Sandoz - Novartis' Generics Division. In 2010, he was named Chief Financial Officer for the former Novartis Consumer Health Division, a position that evolved into Tobias' role as CFO for the Novartis OTC division. Earlier in his career he held both local and global finance leadership roles at Novartis in the US, Germany and Switzerland, including as Global Head of Finance for the Animal Health business, Global Controller for Sandoz and CFO for Hexal.

Deirdre Mahlan
Deirdre is Chair of the Audit Committee at Experian plc, Non-Executive Director at Kimberly-Clark Corporation and Chair of the Audit Committee of The Duckhorn Portfolio, Inc.

Deirdre has deep finance and consumer product experience and is a qualified accountant. She held a number of senior finance and general management roles over her 27 year career at Diageo, including President of Diageo North America, Chief Financial Officer, Deputy Chief Financial Officer, Head of Tax and Treasury at Diageo plc, Senior Vice President, Chief Financial Officer at Diageo North America, and Vice President of Finance at Diageo Guinness USA. She has also held various senior finance roles in Joseph Seagram and Sons, Inc. and PwC.

John Young
John has had an extensive career at Pfizer over 34 years. He is currently the Group President and Special Adviser to the CEO of Pfizer following his previous role as Chief Business Officer where he played an important role in cultivating the collaborations that led to the successful development and delivery of the Pfizer-BioNTech COVID-19 vaccine. John has led many large-scale transformations, including the closing of the joint venture with GSK to create a premier global consumer healthcare business in 2019. John has extensive healthcare, commercial and international experience.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Rakesh Patel	+44 (0) 7552 484 646	(Consumer)
	Emma White	+44 (0) 7823 523562	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 15, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc